

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Larry J. Helling
Chief Executive Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

>   **Re: QCR Holdings, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2020**
>   **Filed March 12, 2021**
>   **Form 10-Q for the quarterly period ended September 30, 2021**
>   **Filed November 5, 2021**
>   **File No. 000-22208**

Dear Mr. Helling:

    We have completed our review of your filings. We remind you that the company and its
management are responsible for the accuracy and adequacy of their disclosures, notwithstanding
any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance